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                                    FORM 8-A


                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(B) OR 12(G) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                              STEEL DYNAMICS, INC.
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             (Exact name of registrant as specified in its charter)


      INDIANA                                            35-1929476
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(State of incorporation or organization)      (IRS Employer Identification No.)

            4500 COUNTY ROAD 59, BUTLER, INDIANA            46721
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(Address of principal executive offices)                 (Zip Code)

If this Form relates to the registration           If this Form relates to the registration
of a class of debt securities and is               of a class of debt securities and is to
effective upon filing pursuant to                  become effective simultaneously with the
General Instruction A(c)(1) please                 effectiveness of a concurrent registration
check the following box. [ ]                       under the Securities Act of 1933 pursuant to
                                                   General Instruction A(c)(2) please check
                                                   the following box. [ ]

Securities to be registered pursuant to Section 12(b) of the Act:

           Title of Each Class                                   Name of Each Exchange on which
           to be so Registered                                   Each Class is to be Registered
           -------------------                                   ------------------------------

                                      NONE
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Securities to be registered pursuant to Section 12(g) of the Act:

                          COMMON STOCK, $.01 PAR VALUE
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                                (Title of class)
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ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

      The securities to be registered hereunder are the Registrant's Common Stock, par value $.01 per share (the "Common Stock"). A description of the Registrant's Common Stock is set forth under the caption "Description of Capital Stock" in the Prospectus constituting Part I of the Registrant's Registration Statement on Form S-1 (No. 333-12521) (the "Registration Statement") filed by the Registrant with the Securities and Exchange Commission (the "Commission") on September 23, 1996, as amended by Amendment No. 1 thereto dated October 31, 1996, filed with the SEC on that date, and as further amended by Amendment No. 2 thereto dated and filed concurrently herewith, and as further amended hereafter with reference to Registration Statement No. 333-12521, whether as a pre-effective or a post-effective amendment thereto as permitted under the Commission's Rules. The description of the Common Stock as set forth in such Registration Statement, as amended, is incorporated herein by reference and attached hereto.



ITEM 2.  EXHIBITS

      Pursuant to Paragraph I of the "Instructions as to Exhibits" on Form 8-A,
Exhibit 4.1 (specimen of Common Stock certificate) is filed herewith and the following exhibits are incorporated herein by reference to Registrant's Form S-1 Registration Statement No. 333-12521, as amended, using the same exhibit numbers referenced in the "Description of Exhibits" included as part of said Registration Statement, as amended:

     EXHIBIT      DESCRIPTION

      3.1 Amended and Restatement Articles of Incorporation of Steel Dynamics, Inc.

      3.2         Bylaws of Steel Dynamics, Inc.

      10.1a Amended and Restated Credit Agreement between Steel Dynamics, Inc. and Mellon Bank, N.A., et al. (including Amendments Nos. 1 through 5 thereto).

      10.1b       Amendment No. 5 to Credit Agreement.

      10.1c       Amendment No. 6 to Credit Agreement.

      10.1d       Amendment No. 7 to Credit Agreement.

      10.27       Stockholders Agreement dated June 30, 1994.

      10.28       Amendment No. 1 to Stockholders Agreement.

      10.29       Amendment No. 2 to Stockholders Agreement.


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      10.30       Amendment No. 3 to Stockholders Agreement.

      10.31       Registration Agreement dated June 30, 1994.

      10.32       Amendment No. 1 to Registration Agreement.

      10.33       Amendment No. 2 to Registration Agreement.

      10.34       Amendment No. 3 to Registration Agreement.



                                  SIGNATURES

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                    STEEL DYNAMICS, INC.


Date:  November 13, 1996           By /s/ KEITH E. BUSSE
                                      -------------------------------------
                                    Keith E. Busse, President and Chief
                                    Executive Officer


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                                                              ATTACHMENT




                          DESCRIPTION OF CAPITAL STOCK

     The following summary of certain provisions of the Common Stock does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the Articles and Bylaws, copies of which have been filed as exhibits to the Registration Statement of which this Prospectus is a part, as well as by the provisions of Indiana's law. Upon consummation of the offerings, the Company's authorized capital stock will consist of 100,000,000 shares of Common Stock, par value $.01 per share. As of October 30, 1996 there were 38,428,341 shares of Common Stock issued and outstanding, validly issued and fully paid and non-assessable, that were held of record by 29 stockholders. As of September 28, 1996, 634,159 shares of Common Stock were reserved for issuance upon exercise of outstanding stock options.

COMMON STOCK

     The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders, including the election of directors. The Articles do not provide for cumulative voting in the election of directors and, thus, holders of a majority of the shares of Common Stock may elect all of the directors standing for election. However, under the Stockholders Agreement, stockholders of the Company having the power to vote in the aggregate 79.4% of the shares of the Company's Common Stock outstanding after the offerings, have agreed to vote their shares in the election of directors for representatives of stockholder parties designated by them. All 10 of the Company's directors have been elected in this manner and will continue to be so long as the Stockholders Agreement is in effect and the stockholders party to the Stockholders Agreement hold a majority of the Company's outstanding Common Stock. See "-- The Stockholders Agreement." Accordingly, these stockholder parties will retain the power to elect the entire Board of Directors of the Company.

     All holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefor. Upon the liquidation, dissolution or winding-up of the Company, the holders of Common Stock are entitled to receive ratably the net assets of the Company that are available after the payment of all debts and liabilities. Holders of Common Stock have no preemptive rights or rights to convert their Common Stock into any other securities, nor are there any redemption or sinking fund provisions applicable to the Common Stock.

     All outstanding shares of Common Stock are, and the shares to be issued in the offerings will be, validly issued, fully paid, and non-assessable.

CERTAIN PROVISIONS OF INDIANA LAW REGARDING TAKEOVERS

     As an Indiana corporation, the Company is subject to certain provisions of Indiana law which may discourage or render more difficult an unsolicited takeover of the Company. There are two principal statutes relating to this issue that constitute part of the BCL, the statute regulating "business combinations" and the statute regulating "control share acquisitions."

     Under Chapter 43 of the BCL relating to "business combinations" a corporation (with 100 or more stockholders) may not engage in any "business combination" with any "interested" stockholder for a period of five years following the interested stockholder's "share acquisition date" unless the business combination or the purchase of shares made by the interested stockholder was approved by the corporation's board of directors prior to the interested stockholder's share acquisition date. The term "business combination" is broadly defined to apply to any merger or consolidation of the corporation and the interested stockholder, as well as any sale, lease, exchange, mortgage, pledge, transfer, or other disposition (in a single or a series of transactions) to or with the interested stockholder (or any affiliate or associate thereof) of any assets of the corporation if the transaction represents 10% or more of the corporation's assets, outstanding shares of stock, or consolidated net income of the corporation. Similarly, the issuance or transfer by the corporation of any of its (or its subsidiary's) stock that has an aggregate market value equal to 5% or more of all the outstanding shares of stock to the interested stockholder (or any affiliate or associate thereof) is a "business combination," except if it is in connection with the distribution of a dividend or the exercise of warrants paid or made pro rata to all stockholders. The term is applicable as well to the adoption of any plan of liquidation or dissolution

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proposed by or under any understanding with an interested stockholder (or an affiliate or associate thereof), and to any reclassification of securities, recapitalization, merger or consolidation with any subsidiary, or any other transaction proposed by or under any arrangement with the interested stockholder (or any affiliate or associate thereof) that has the "effect" of increasing the proportionate interest of the interested stockholder in the corporation.

     An "interested stockholder," as defined, is any person (other than the corporation or a subsidiary) that is the beneficial owner of 10% or more of the voting power, or an affiliate or associate of the corporation that at any time within the five prior years was the beneficial owner of 10% or more of the voting power. For purposes of the statute, the "share acquisition date" is the date upon which the person first becomes an interested stockholder of a corporation. So long as the board of directors does not approve of the business combination with the interested stockholder, the five year "blackout" period, in which the business combination is prohibited, applies, and the board of directors is required to render its decision within a 30-day period (or sooner if required by the Securities Exchange Act of 1934 (the "Exchange Act")).

     In addition to the absolute five-year business combination prohibition, the statute also requires that, any business combination between the corporation and an interested stockholder must satisfy additional statutory conditions. The board of directors must have approved of the business combination before the interested stockholder's share acquisition date, or a majority of the outstanding voting stock not beneficially owned by the interested stockholder must have approved the business combination at a meeting held no earlier than five years after the interested stockholder's share acquisition date, or the business combination transaction must meet certain per share values to all stockholders (keyed to the highest per share price paid by the interested stockholder within the prior five-year period). All consideration must also be paid either in cash or in the same form as the interested stockholder has used to acquire the largest number of shares acquired by it. Furthermore, the statute requires an interested stockholder to purchase all remaining shares of stock, if any are purchased, not just one class or series.

     Under Chapter 42 of the BCL, the "control share acquisition" statute, "control shares" (shares that, in the election of directors, could exercise or direct the exercise of voting power of one-fifth, one-third or a majority or more of all of the voting power) of any "issuing public corporation" (one hundred or more stockholders, principal office or place of business, or substantial assets within Indiana, or 10% of its stockholders resident in Indiana) that are acquired in a "control share acquisition" by an "acquiring person" will be accorded only such voting rights, after the acquisition, as are specifically conferred by the stockholders, voting as a group, excluding all "interested shares." If a person holding "interested shares" engages in a control share acquisition of control shares, and the stockholders have not acted to specifically grant those acquired shares the voting rights they had prior to the control share acquisition, the acquired shares lose their voting rights. A majority of the shares (excluding interested shares) must be voted to confer voting rights upon the acquiring person. The only exemption from this statute is if the corporation's articles of incorporation or its bylaws provide that this statute does not apply to control share acquisitions of the corporation's shares, and such provisions must exist prior to the occurrence of any "control share acquisition." However, the Company does not have such a provision in either its Articles or in its Bylaws. Furthermore, if the Articles or Bylaws so provide (and the Articles and Bylaws do not so provide at this time), control shares acquired in a control share acquisition with respect to which the shares have not been accorded full voting rights by the stockholders can be redeemed by the corporation at "fair value." But if in fact the stockholders of the corporation do vote to accord full voting rights to the acquiring person's control shares, and if the acquiring person has acquired control with a majority or more of the voting power, all stockholders of the issuing public corporation are allowed to invoke dissenters' rights, providing "fair value" to them (defined as not less than the highest price paid per share by the acquiring person in the control share acquisition. In order to secure stockholder approval, as required, the acquiring person must deliver an acquiring person "statement" to the corporation, setting forth pertinent information concerning the identity of the acquiring person, the number of shares already owned, the range of voting power that the control share acquisition seeks, and the terms of the proposed acquisition. Thereafter, the directors for the issuing public corporation, within ten days, are required to call a special meeting of the stockholders to consider the voting rights issue, and the stockholders meeting must be held within 50 days after receipt of the statement by the issuing public corporation. The acquiring person can

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specifically request that the special stockholders meeting not be held sooner than thirty days after delivery of the acquiring person's statement to the issuing public corporation. The corporation's notice of the special stockholders meeting must be accompanied by the acquiring person's statement, as well as a statement by the Board of Directors of the corporation concerning its position or recommendation (or that it is taking no position or making no recommendation) with respect to the voting rights issue in the proposed control share acquisition.

THE STOCKHOLDERS AGREEMENT

     Under the Stockholders Agreement between the Company and various stockholder groups identified therein as the "Bain Group," "GECC" (General Electric Capital Corporation), the "Whitney Group," "Heavy Metal" (Heavy Metal, L.C.), the "Keylock Group," "Low Cost" (Low Cost Limited Partnership), the "Management Group" (Messrs. Busse, Millett, Teets, and Shellabarger), "Preussag," "Sumitomo" and members of the "Subdebt Group," the sale, assignment, transfer, encumbrance, or other disposition of both shares owned by the stockholder signatories (the "Stockholder Shares") are subject to certain prior rights and obligations as between the parties, as are certain corporate actions proposed to be taken by the Company.

     Election of Directors. For a period of 10 years or until a "public float" has been realized (defined as the date upon which 25% of the outstanding Common Stock of the Company has been sold pursuant to effective registration statements under the Securities Act), each holder of Stockholder Shares has agreed to vote all of its Stockholder Shares to maintain the authorized number of directors on the Company's Board of Directors at an agreed level (currently 10 persons) and, further, to elect to the Board one representative designated by the holders of a majority of the Bain Shares, one representative designated by the holders of a majority of the GECC Shares, one representative designated by the holders of a majority of the Heavy Metal Shares, one representative designated by the holders of a majority of the Keylock Shares, one representative designated by the holders of a majority of the Keith Busse Shares, one representative designated by the holders of a majority of the Mark Millett Shares, one representative designated by the holders of a majority of the Richard Teets Shares, one representative designated by the holders of a majority of the Busse, Millett, and Teets Shares, one representative designated by the holders of a majority of the Whitney Shares, and one representative designated by the holders of a majority of the Preussag Shares.

     Transfers of Common Stock. Participation Rights. No holder of Stockholder Shares nor any holder of Warrants is entitled to sell, transfer, assign, pledge, or otherwise dispose of (a "Transfer") any interest in any Stockholder Shares, except in an "exempt transfer," unless 20 days prior to making any Transfer, the transferring holder delivers an "Offer Notice" to all other holders of Stockholder Shares, disclosing the applicable number of securities intended to be transferred, the price at which the Transfer is proposed to be made, and other relevant terms and conditions. All other holders of Stockholder Shares then have 20 days within which to purchase their respective pro rata shares of the offered securities. These transfer restrictions are not applicable to any Transfer to an affiliate, to any "Public Sale" (as defined), to a sale of the Company, or a transfer between members of the same group.

     Tag-Along Rights. In the event of an approved Transfer, each holder of Stockholder Shares which did not elect to purchase its pro rata share pursuant to someone else's Offer Notice, may, instead, elect to sell its pro rata portion together with the holder that originated the Offer Notice, thereby cutting that person back in the number of shares.

     Sale of the Company. In the event that the Company's board of directors approves a sale of the Company, not otherwise prohibited, each holder of Stockholder Shares is required to consent. This undertaking, however, ceases to apply upon the earlier to occur of a sale of the Company or the realization of a "public float."

     Other Restrictions. Unless the holders of 70% of the outstanding Stockholder Shares consent the Company may not do such things as pay dividends, make distributions, buy back any of its stock, issue additional debt or equity securities, make loans or advances to anyone, make investments in excess of $5.0 million, merge or consolidate with another company, make any business acquisition exceeding $2.0 million, make any capital expenditures exceeding $5.0 million, adopt any stock option plan, permit a sale of the

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company, or hire, terminate, or enter into or amend any compensation arrangement with any of the Company's senior management. These restrictions terminate when the Company has realized a "public float."

THE REGISTRATION AGREEMENT

     Under a Registration Agreement dated as of June 30, 1994, as amended, between the Company and various stockholder groups identified therein as the "Bain Stockholders," "General Electrical Capital Corporation," "Heavy Metal, L.C.," the "Keylock Stockholders," the "Whitney Stockholders," the "Management Stockholders," "Preussag," and "Sumitomo" (collectively the "Stockholders"), the Stockholders were granted certain demand and piggyback registration rights.

     Demand Registrations. The Bain Stockholders and General Electric Capital Corporation are each entitled to request two demand registrations, and the Heavy Metal, L.C., Keylock Stockholders and Preussag are entitled to request one demand registration each. A demand registration must be for at least 50% of the total Company shares held by the Stockholder making the demand.

     Piggyback Registrations. Whenever the Company proposes to register any of its securities under the Securities Act (other than pursuant to a demand registration), the Company is required to notify all holders of "Registrable Securities" and will include all Registrable Securities requested to be included that may be prudently sold in the offering.

     All expenses incident to the Company's compliance with its obligations under the Registration Agreement will be paid by the Company, regardless of whether in connection with a demand registration or a piggyback registration, and the Company has agreed to reimburse the holders of Registrable Securities for the reasonable fees and disbursements of one legal counsel chosen by all of them in connection with a registration.

     The obligations under the Registration Agreement terminate on the seventh anniversary of a sale of the Company's Common Stock pursuant to an effective registration statement under the Securities Act, subject to extension for an additional six-month period under certain circumstances.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is First Chicago Trust Company.

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                                EXHIBIT INDEX


EXHIBIT NO.             DESCRIPTION


  4.1                   SPECIMEN OF COMMON STOCK CERTIFICATE